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                               IN THE UNITED STATES DISTRICT COURT
                                   FOR THE DISTRICT OF DELAWARE

GLICKENHAUS & CO.                            )
A NEW YORK LIMITED PARTNERSHIP,              )
GLICKENHAUS FUND, LP,                        )
A NEW YORK LIMITED PARTNERSHIP,              )
GLICKENHAUS FOUNDATION,                      )
A NEW YORK CORPORATION,                      )
DELPHI FUND, LLC,                            )
A NEW YORK LIMITED LIABILITY COMPANY,        )
DORCHESTER INVESTORS,                        )
A NEW YORK GENERAL PARTNERSHIP,              )
MILLENNIUM FUND, L.P.                        )
A NEW YORK LIMITED PARTNERSHIP,              )   COMPLAINT FOR VIOLATION
THE PEGASUS FUND, L.L.C.                     )  OF FEDERAL SECURITIES LAWS
A NEW YORK LIMITED LIABILITY COMPANY,        )
SPECTRUM FUND, L.P.                          )
A NEW YORK LIMITED PARTNERSHIP,              )     JURY TRIAL DEMANDED
JAMES GLICKENHAUS,                           )
INDIVIDUALLY AND AS CUSTODIAN                )
OF JESSE CAMERON-GLICKENHAUS                 )
AND VERONICA CAMERON-                        )
GLICKENHAUS, AND NANCY PIER,                 )
AS CUSTODIAN OF EMILY BLAKE                  )  CIVIL ACTION NO. 0 1 - 0 0 4
PIER AND KATHERINE PIER,                     )
                                             )
                          PLAINTIFFS,        )
                                             )
                      V.                     )
                                             )
DAIMLERCHRYSLER AG, A                        )
FEDERAL REPUBLIC OF GERMANY                  )
CORPORATION; DAIMLER-BENZ AG,                )
A FEDERAL REPUBLIC OF GERMANY                )
CORPORATION; JUERGEN SCHREMPP,               )
A CITIZEN OF THE FEDERAL REPUBLIC            )
OF GERMANY; MANFRED GENTZ, A                 )
CITIZEN OF THE FEDERAL REPUBLIC              )
OF GERMANY; HILMAR KOPPER, A                 )
CITIZEN OF THE FEDERAL REPUBLIC              )
OF GERMANY,                                  )
                                             )
                         DEFENDANTS.         )

                                COMPLAINT

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                             NATURE OF THE COMPLAINT

         1. To close one of the largest transactions in the history of the automotive industry, defendants Daimler-Benz AG ("Daimler-Benz") and DaimlerChrysler AG ("DaimlerChrysler") made material misrepresentations to plaintiffs, the applicable regulators and the investment community in a scheme masterminded by defendant Juergen Schrempp ("Schrempp"), the long-time chairman and chief executive officer of Daimler-Benz, and implemented by that company's executive inner circle, including defendants Manfred Gentz ("Gentz") and Hilmar Kopper ("Kopper") (collectively, Schrempp, Gentz and Kopper are referred to as the "Daimler Defendants"). Those material misrepresentations were made to, among others, (a) the United States
Securities and Exchange Commission (the "SEC"), (b) the Board of Directors of Chrysler Corporation ("Chrysler"), (c) the investing public and (d) plaintiff Glickenhaus & Co. ("Glickenhaus"), one of the largest shareholders of Chrysler.

         2. Defendants knew that Chrysler's directors and shareholders would never approve a transaction if defendants told the truth, namely, that a foreign corporation was seeking to acquire complete operating control of one of America's "Big Three" auto manufacturers. So, in a series of moves executed with a chessmaster's precision, Schrempp and the other defendants set their plan in motion. Initially, defendants told Chrysler that Daimler-Benz contemplated a true "merger of equals" is which Daimler-Benz and Chrysler would operate as two equal companies with Chrysler's management continuing to run U.S. operations and having parity in all respects with Daimler-Benz's management, including equal representation on the management team of the combined companies. Defendants repeatedly stated that this transaction would constitute a "merger of equals," representing that Daimler-Benz and Chrysler would be run by their own management constituencies, that Chrysler's management would continue to run U.S. operations,

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and that Robert J. Eaton (then Chairman and Chief Executive Officer of Chrysler)
would be Co-CEO for at least three years following the merger.

         3. Defendants' assurances formed the foundation of plaintiffs' decision to vote in favor of, rather than oppose, the business combination between Daimler-Benz and Chrysler for two principal reasons. First, the value of the stock which plaintiffs and all Chrysler shareholders would receive as part of the merger depended in large measure on the continued leadership of Chrysler's management team, which had brought Chrysler back from bankruptcy to an extremely profitable operation in only a few short years. Second, the price or exchange ratio for a "merger of equals" was well below the price or "acquisition premium" which would have been paid to all shareholders of Chrysler, if the transaction had been viewed by Wall Street as a traditional takeover. Had plaintiffs known the truth, they would not have voted their shares for the merger and/or would not have exchanged their shares in the merger.

         4. Having secured the approval of Chrysler's Board of Directors, Schrempp with the assistance of Gentz and Kopper solicited all of Chrysler's public shareholders by causing Daimler-Benz and DaimlerChrysler to prepare and file a registration statement with the SEC in August 1998 that repeated and reinforced all of Daimler-Benz's earlier promises to Chrysler and Glickenhaus. The strategy succeeded because, at a meeting held in September 1998 in Wilmington, Delaware, Chrysler's stockholders approved the merger by a wide margin and the transaction closed in November 1998.

         5. Defendants never intended the transaction to be a merger of equals and never intended to have Chrysler run as as independent and co-equal operation. To the contrary, defendants always intended to relegate Chrysler to the status of a "division," and always intended to replace Chrysler's management with executives from Daimler-Benz's headquarters in Stuttgart.

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This plan culminated on Friday, November 17, 2000, when Schrempp fired James P.
Holden from his post as chief executive officer of Chrysler's operation in North America, and replaced Holden with Dieter Zetsche and Wolfgang Bernhard, two of Schrempp's former confederates. All told, by Thanksgiving, Schrempp had fired almost all of Chrysler's top executives and now feels free to exercise openly his control over the combined companies. His cavalier attitude toward the American executives who believed his prior promises and the welfare of Chrysler's employees has so devastated the company that Schrempp has been forced to apologize to more than 400 of Chrysler's managers to maintain order in an effort to prevent the further downward spiral of DaimlerChrysler's stock.

         6. Notably, Schrempp already has admitted to defendants' fraudulent conduct and even has explained their previously unspoken motivations. In an interview with the Financial Times, published on October 30, 2000, Schrempp confessed that defendants had materially misrepresented the facts because they knew that Chrysler's management would never have approved the transaction if they were told that Daimler-Benz planned to relegate Chrysler to a mere "division" of DaimlerChrysler along with other operations of pre-merger Daimler-Benz. Cynically describing defendants' strategy of deception, Schrempp is quoted as saying:

         Me being a chess player, I don't normally talk about the second or third move. The structure we now have with Chrysler (as a standalone division) was always the structure I wanted . . . . We had to go a roundabout way but it had to be done for psychological reasons. If I had gone and said Chrysler would be a division, everybody on their side would have said: 'There is no way we'll do a deal'

         But it's precisely what I wanted to do. From the start structure, we have moved to what we have today.


Defendants denied Chrysler's shareholders their right to an informed vote on the merger and denied them their rightful acquisition premium, and they now must be forced to pay for the

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damage which they caused.

         7. Plaintiffs ask the Court to award actual damages which include the acquisition premium that defendants denied plaintiffs, rescissory damages, and compensatory and punitive damages in an amount sufficient to punish and make an example of defendants for lying to plaintiffs, all of Chrysler's shareholders, and the investing public at large, under common law fraud.

                                  JURISDICTION

         8. Plaintiffs assert claims under Section 10(b) of the Exchange Act, 15 U.S.C. Section 78j(b), and Rule l0b-5 promulgated thereunder,17 C.F.R.
Section 240, l0b-5; Section 20(a) of the Exchange Act, 15 U.S.C. Section 78t(a); Section 14(a) of the Exchange Act, 15 U.S.C. Section 78n(a), and Rule 14a-9 promulgated thereunder, 17 C.F.R. Section 240.14a-9; Sections
11, 12(a)(2) and 15 of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C. Sections 77k, 77l(a)(2) & 77o; and for common law fraud and conspiracy. This Court has jurisdiction over this action pursuant to Section 27 of the Exchange Act 15 U.S.C. Section 78aa; Section 22 of the Securities Act, 15 U.S.C. Section 77v; 28 U.S.C. Section 1331; and the doctrine of supplemental jurisdiction, 18 U.S.C. Section 1367. Additionally, the Court has jurisdiction over this action pursuant to 28 U.S.C. Section 1331(a)(2), because the amount is controversy exceeds the sum of $75,000, exclusive of interest and costs, and is between citizens of a State and citizens of a foreign state.

                                     VENUE

         9. Venue is proper in this judicial district pursuant to Section 27 of the Exchange Act, 15 U.S.C. 78aa, and 28 U.S.C. Section 1391(b), because the transactions which gave rise to this action occurred in substantial part in the District of Delaware, and defendants conduct or transact business in the District of Delaware.

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                        PARTIES AND OTHER CONCERNED PERSONS

         10. Chrysler was a corporation organized and existing under the laws of the State of Delaware, with its principal offices located at 1000 Chrysler Drive, Auburn Hills, Michigan. Until November 17, 1998, Chrysler was the issuer of common stock trading on the New York Stock Exchange under the trading symbol "C."

         11. (a) Glickenhaus is a limited partnership organized and existing under the laws of the State of New York, with its principal place of business located in New York City. Glickenhaus is a registered investment advisor with $878.5 million under management as of the fiscal year ending September 30, 2000; and is a member of the New York Stock Exchange, National Association of Securities Dealers, Municipal Securities Rulemaking Board and the Securities Investor Protection Corporation.

                  (b) Seth Glickenhaus is and at all times relevant hereto has been the Senior Partner and Chief Investment Officer of Glickenhaus. Seth Glickenhaus is a citizen of the State of New York.

                  (c) James Glickenhaus is the son of Seth Glickenhaus and at all times relevant hereto has been a General Partner and Portfolio Manager of Glickenhaus. James Glickenhaus is a citizen of the State of New York. James Glickenhaus is a plaintiff individually and as custodian of Jesse
Cameron-Glickenhaus and Veronica Cameron-Glickenhaus.

                  (d) At all times relevant hereto, Glickenhaus and Seth and James Glickenhaus acted on their own behalf and on behalf of their affiliates, including the other plaintiffs herein.

                           (i) Plaintiff Glickenhaus Foundation is a Delaware
corporation which received shares of Daimler-Chrysler in exchange for shares of Chrysler. Plaintiff James Glickenhaus is the Vice President of Glickenhaus Foundation.


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                           (ii)  Plaintiff Dorchester Investors is a New York
general partnership which received shares of Daimler-Chrysler in exchange for shares of Chrysler. Plaintiff Glickenhaus is the Investment Adviser to Dorchester Investors.

                           (iii) Plaintiff Spectrum Fund, L.P., is a New
York limited partnership which received shares of Daimler-Chrysler in exchange for shares of Chrysler. Plaintiff Glickenhaus is the Investment Adviser to and a General Partner of Spectrum Fund.

                           (iv)  Plaintiff Millennium Fund, L.P., is a New
York limited partnership which received shares of Daimler-Chrysler in exchange for shares of Chrysler. Plaintiff Glickenhaus is the Investment Adviser to Millennium Fund.

                           (v)   Plaintiff Glickenhaus Fund, L.P., is a New
York limited partnership which received shares of Daimler-Chrysler in exchange for shares of Chrysler. Plaintiff Glickenhaus is the general partner of Glickenhaus Fund.

                           (vi)  Plaintiff Delphi Fund, LLC, is a New York
limited liability company which received shares of Daimler-Chrysler in exchange for shares of Chrysler. Plaintiff Glickenhaus is the Investment Adviser to and a Managing Member of Delphi Fund.

                           (vii) Plaintiff Pegasus Fund LLC is a New York
limited liability company which received shares of Daimler-Chrysler in exchange for shares of Chrysler. Plaintiff Glickenhaus is the Investment Adviser to and a Managing Member of Pegasus Fund.

                  (e) Nancy Pier is the daughter of Seth Glickenhaus and is a citizen of the State of New York. Nancy Pier is a plaintiff as custodian of Emily Blake Pier and Katherine Pier.

         12. Glickenhaus, together with its affiliates, was a large and long-time shareholder of Chysler Defendants were well aware from publicly available information that in the months leading up to, and as of the date of the Merger of Chrysler and Daimler-Benz, Glickenhaus and

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its affiliates and clients owned millions of shares of Chrysler common stock.

         13. Daimler-Benz was a stock corporation organized and existing under the laws of the Federal Republic of Germany, with its principal place of business located at Epplestrasse 225, Stuttgart, Germany. Until November 17, 1998, Daimler-Benz was the issuer of American Depository Shares of stock trading on the New York Stock Exchange under the trading symbol "DAI," as well as of common stock trading on the Frankfurt Stock Exchange.

         14. DaimlerChrysler is and was at all relevant times a stock corporation organized and existing under the laws of the Federal Republic of Germany, with its headquarters located at Epplestrasse 225, Stuttgart, Germany. DaimlerChrysler is the issuer of common stock which is presently traded on the New York Stock Exchange under the trading symbol "DCX," as well as on various other stock exchanges throughout the United States and the world. DaimlerChrysler is the successor-in-interest to all duties, obligations and liabilities of Daimler-Benz.

         15. Juergen Schrempp is a citizen of the Federal Republic of Germany. Since November 17, 1998, Schrempp has been the "co-chairman" and "co-chief executive officer" of DaimlerChrysler. At all times relevant before the merger, Schrempp was the chairman and chief executive officer of Daimler-Benz. Schrempp signed the registration statement with regard to the shares of DaimlerChrysler common stock issued to Chrysler's stockholders in accordance with the terms of the merger.

         16. Manfred Gentz is a citizen of the Federal Republic of Germany. Glickenhaus is further informed and believes and on that basis alleges herein that Gentz has been a member of the DaimlerChrysler management Board since the merger. At all relevant times, Gentz served as Daimler-Benz's chief financial officer and as a member of Daimler-Benz's Management Board. Gentz signed the registration statement with regard to the shares of DaimlerChrysler common

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stock issued to Chrysler's stockholders in accordance with the terms of the merger.

         17. Hilmar Kopper is a citizen of the Federal Republic of Germany. Glickenhaus is further informed and believes and on that basis alleges herein that Kopper is also and has been since the merger Chairman of the Supervisory Board and a member of the Supervisory Board's Presiding Committee of Deutsche Bank, which was the largest shareholder of Daimler-Benz before the merger. Glickenhaus is informed and believes and on that basis alleges herein that Kopper served as one of Schrempp's close personal advisors and played an instrumental role with regard to the negotiation and structuring of the merger. Glickenhaus is further informed and believes and on that basis alleges herein that Kopper was involved directly or indirectly in all of Daimler-Benz's material decisions regarding the merger. In this regard, on May 6, 1998, Kopper and Schrempp met with Eaton at Deutsche Bank's headquarters in Frankfurt, Germany to review the terms of the merger one last time before the transaction was publicly announced.

                           COMMON FACTUAL ALLEGATIONS

                         DAIMLER-BENZ AND SCHREMPP MAKE
               MISREPRESENTATIONS TO GLICKENHAUS THROUGH CHRYSLER

         18. In or about mid-January 1998, Schrempp approached Robert Eaton, then-chairman and chief executive officer of Chrysler, while Schrempp was attending the Detroit International Auto Show and suggested that Chrysler consider the possibility of a business combination with Daimler-Benz.

         19. On or about February 12, 1998, Eaton and Schrempp spoke again. During this conversation, Eaton made clear and Schrempp agreed that any business combination between Daimler-Benz and Chrysler would be an equal union of two powerful corporations and their respective constituencies, rather than an acquisition of one corporation by the other. In that regard, Schrempp stated to Eaton that, should a business combination between Daimler-Benz and

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Chrysler be effectuated, Chrysler's management would continue to run U.S.
operations, and the management team in place at Daimler-Benz would jointly manage the combined entity with the Chrysler management team on a worldwide basis, and appropriate internal structures would be implemented to create and maintain a management system consistent with a "merger of equals" between the two companies. Eaton expressed his interest in Schrempp's proposal, said that he would discuss the proposal in confidence with other Chrysler executives and other interested persons, including significant stockholders in Chrysler, and that Chrysler would get back in touch with Schrempp and Daimler-Benz to continue discussions, if appropriate. Schrempp told Eaton that he hoped further and more detailed discussions of the proposed "merger of equals" would occur in the near future.

         20. Over the course of February, March and April 1998, Eaton, other Chrysler senior executives and their legal and investment banking advisors met on numerous occasions with Schrempp, other Daimler-Benz senior executives and their legal and investment banking advisors to continue and refine in greater detail potential plans for a "merger of equals" between Chrysler and Daimler-Benz.

         21. In or about March 1998, Chrysler hosted a meeting for securities analysts and investors to discuss the Company's results of operations for the fourth quarter of 1997. At that meeting, Eaton told James Glickenhaus and others that certain unspecified changes would soon be made within Chrysler.

         22. In or about April 1998, Glickenhaus received an invitation from Deutsche Morgan Grenfell to attend a presentation by Daimler-Benz at the St. Regis Hotel in New York City. At that April 22, 1998 meeting, James Glickenhaus was seated next to and met Schrempp (as well as Gentz) for the first time. Schrempp told James Glickenhaus that Daimler-Benz was very


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interested in meeting with American investors and corporations to learn from them in an effort to boost investment in Daimler-Benz shares and the Company's stock price. At that meeting, James Glickenhaus suggested that Schrempp contact Eaton to discuss whether Chrysler would be interested in a business arrangement with Daimler-Benz. Unbeknownst to James Glickenhaus, the merger negotiations between Chrysler and Daimler-Benz were already well underway.

         23. On May 7, 1998, Daimler-Benz, Chrysler and DaimlerChrysler executed an Amended and Restated Business Combination Agreement (the "BCA") which detailed the manner in which Daimler-Benz and Chrysler would "combine their respective businesses, stockholder groups, managements and other constituencies in a merger of equals transaction. . . ." The entirety of Article IV of the BCA is devoted to "DAIMLERCHRYSLER AG GOVERNANCE AFTER THE EFFECTIVE TIME [of the merger]," the pertinent written provisions of which read as follows:

                  (a) "Daimler-Benz, Chrysler and DaimlerChrysler AG agree that... DaimlerChrysler AG shall have a corporate governance structure reflecting that the transactions contemplated herein are a merger of equals."
                          (Section 4.1, preamble).

                  (b) The establishment of a "DaimlerChrysler AG Supervisory Board" which "shall be composed of twelve members representing the shareholders, six of whom shall have been recommended . . . by Daimler-Benz . . . and six of whom shall have been recommended... by
                           Chrysler...." (Section 4.1(b)).

                  (c) The establishment of a "DaimlerChrysler AG Management Board" which "shall consist of 18 members. In general, 50% of such members shall be those designated by Chrysler, and 50% of such members shall be those designated by Daimler-Benz. . . ." (Section 4.1(d)).

                  (d) "For three years following the [merger], Juergen E. Schrempp and Robert J. Eaton shall be Co-CEOs and Co-Chairman . . . of the Management Board . . . of


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                           DaimlerChrylser AG and member of the Office of the
                           Chairmen of DaimlerChrysler AG." (Section 4.1(d)).

                  (e) The establishment of an "Integration Committee" which "shall consist of the Co-Chairman of the Management Board of DaimlerChrysler AG . . . and 12 or more members . . ., 50% of which shall be designated by Chrysler and 50% of which shall be designated by Daimler-Benz." (Section 4.2).

                  (f) The establishment of "two operational headquarters: one located at the current headquarters of Daimler-Benz, and one located at the current headquarters of Chrysler." (Section 4.3).

         24. Shortly thereafter, Daimler-Benz and Chrysler held a meeting at the Waldorf Astoria in New York City for securities analysts and large shareholders of Chrysler. The meeting was attended by defendants Schrempp, Gentz, and Kopper, as well as Eaton. Seth and James Glickenhaus were invited to and attended the meeting. At that meeting, Schrempp and Eaton both stressed that the proposed union of Daimler-Benz and Chrysler was not a takeover. Rather, Eaton and Schrempp assured Seth and James Glickenhaus and the other attendees at the meeting that the proposed combination between Chrysler and Daimler-Benz would be a "merger of equals" with a joint post-merger management structure that would reflect and ensure that "equality."

         25. But for Daimler-Benz's representation that the transaction was a merger of equals, plaintiffs would not have supported the merger.

                      THE REGISTRATION STATEMENT AND PROXY
                 STATEMENT/PROSPECTUS CONTAIN FALSE STATEMENTS

         26. On or about August 6, 1998, Daimler-Benz, DaimlerChrysler and the Daimler Defendants caused to be filed with the SEC a registration statement under the Securities Act of 1933 on Form F-4 listing the registrant as "DAIMLERCHRYSLER AG as successor corporation

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to DAIMLER-BENZ AKTIENGESELLSCHAFT." The registration statement contained a proxy statement and prospectus (collectively, the registration statement, proxy statement and prospectus shall be referred to as the "Proxy Statement/Prospectus") which, according to its terms, was being furnished to holders of shares of common stock in Chrysler, relating to the offering and issuance of no par value Ordinary Shares by DaimlerChrysler, as part of a series of transactions "which together will have the effect of combining the respective businesses, stockholder groups, managements and other constituencies of Chrysler and Daimler-Benz in a 'merger-of-equals' transaction." (Proxy Statement/Prospectus, at 1).

         27. In the Proxy Statement/Prospectus it was stated that a special meeting of the stockholders of Chrysler would be held in Wilmington, Delaware on September 18, 1998 to consider and vote upon a proposal to approve the aforementioned business combination involving Chrysler and Daimler-Benz (the "Chrysler-Daimler-Benz Merger"), which if consummated would leave the former Chrysler stockholders (as well as the former Daimler-Benz shareholders) as stockholders in the new entity known as "DaimlerChrysler AG."

         28. In the Proxy Statement/Prospectus it was stated that the Board of Directors of Chrysler had unanimously approved the Chrysler-Daimler-Benz Merger as "fair to and in the best interests of Chrysler and Chrysler's stockholders" and recommended its adoption by Chrysler shareholders. (Proxy Statement/Prospectus, at 2.) In the Proxy Statement/Prospectus, it was also represented that the Chrysler-Daimler-Benz Merger would leave the former stockholders of Chrysler owning approximately 42% of the outstanding stock of DaimlerChrysler, through an exchange of 0.6235 of a DaimlerChrysler "Ordinary Share" for each share of Chrysler common stock. (Proxy Statement/Prospectus, at 1-2.) In the Proxy Statement/Prospectus it was also stated that the "affirmative vote of a majority" of the common stockholders of Chrysler (as of the July

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20, 1998 record date) was needed for approval of the Chrysler-Daimler-Benz
Merger. (Proxy Statement/Prospectus, at 43.)

         29. In the Proxy Statement/Prospectus it was consistently represented that the Chrysler-Daimler-Benz Merger would be a "merger-of-equals" transaction. (SEE, E.G., Proxy Statement/Prospectus, at Preface, 11, 16, 47, 48, 51, 57, 65 & 93) In this regard, the Proxy Statement/Prospectus made specific representations regarding the manner in which DaimlerChrysler would be governed:

         a. Ultimately, the Supervisory Board of DaimlerChrysler would consist of twenty members: five from the Daimler-Benz supervisory Board, five from outside members of Chrysler's Board of Directors, and the remaining ten would be employee representatives. (Proxy Statement/Prospectus, at 16).

         b. For at least two years after the effective date of the Chrysler-Daimler-Benz Merger, the then-current chairman of the Daimler-Benz Supervisory Board (Kopper) would continue as chairman of the DaimlerChrysler Supervisory Board. (Proxy Statement/Prospectus, at 16.)

         c. DaimlerChrysler would have a "Management Board" consisting of eighteen members, half to be designated by Chrysler and half to be designated by Daimler-Benz, with two additional members responsible for managing Daimler-Benz's non-automotive business. (Proxy Statement/Prospectus, at 16-17.)

         d. For three years following consummation of the Chrysler-Daimler-Benz Merger, Schrempp and Eaton (the chairman and chief executive officer of Chrysler) would serve as "Co-CEOs" and "Co-Chairmen" of the DaimlerChrysler Management Board and as members of the so-called "Office of the Chairmen of


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                  DaimlerChrysler AG." (Proxy Statement/Prospectus, at 17.)

         e. The DaimlerChrysler Management Board would establish an "Integration Committee" (later known as the "Shareholders Committee" of twelve or more members, half designated by Daimler-Benz and half by Chrysler, including the Co-Chairmen of the Management Board. (Proxy Statement/Prospectus, at 17.)

         f. Following the consummation of the Chrysler-Daimler-Benz Merger, DaimlerChrysler "shall maintain two operational headquarters, one located at the current headquarters of Chrysler [in Auburn Hills, Michigan.]" (Proxy
                  Statement/Prospectus, at 17.)

         g. According to the Proxy Statement/Prospectus, "English shall be the official language for the management of DaimlerChrysler" following the consummation of the Chrysler-Daimler-Benz Merger. (Proxy Statement/Prospectus, at 17.)

         30. Consistent with the foregoing representations concerning the manner in which corporate governance of DaimlerChrysler would be implemented, the Proxy Statement/Prospectus contained a long section describing the history of the discussions between Schrempp and Daimler-Benz, on the one hand, and Chrysler management, on the other hand, that culminated with the Chrysler-Daimler-Benz Merger. In this regard, in the Proxy Statement/Prospectus, it was stated that:

         a. Negotiations had begun in mid-January 1998, when Schrempp visited Eaton in Detroit and "suggested it might be mutually beneficial if Daimler-Benz and Chrysler were to consider the possibility of a business combination." (Proxy Statement/Prospectus, at 47.) Subsequently, over the course of February 1998, Eaton and other Chrysler senior executives met on several occasions with

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                  Schrempp and other members of the Daimler-Benz Management
                  Board. According to the Proxy Statement/Prospectus, "[d]uring the course of these discussions and thereafter, representatives of Chrysler and that it was important to Chrysler that any potential transaction maximize value for its stockholders, that it be tax-free to Chrysler's U.S. stockholders and tax efficient for DaimlerChrysler AG, THAT IT HAVE THE POST MERGER GOVERNANCE STRUCTURE OF A "MERGER-OF-EQUALS." . . . that it result in the combination of the respective businesses of Daimler-Benz and Chrysler into one public company and that it limit any post-effective contingencies. ..." (Proxy Statement/Prospectus, at 47,
                  emphasis added.)

         b. Over the course of March and April 1998, representatives of Chrysler and Daimler-Benz, as well as their respective legal and investment banking advisors met in Lausanne, New York, and London, among other locations, to continue and refine merger discussions. The Proxy Statement/Prospectus stated that the "major points" of discussion during that period and thereafter involved, among other things, "identifying a governance structure that would take into account the parties' goal of incorporating the best U.S. and German practices" and "creating a management organization for the combined company that achieves a meaningful sharing of management roles consistent with the parties' conception of the Transactions as a 'merger of equals.'" (Proxy Statement/Prospectus, at 48.)

         c. Chrysler and Daimler-Benz concluded that the proposed Chrysler-Daimler-Benz Merger would be more likely to win approval from "important constituencies of Daimler-Benz" if the combined parent company were a German stock corporation:
                  "[c]onsequently, the parties decided that a new company organized under the laws of... Germany should be the new public parent company and that the Transactions would be the best means to accomplish the parties' objectives for a business combination transaction, INCLUDING IMPLEMENTING A MERGER OF EQUALS COMBINING BOTH COMPANIES' BUSINESSES, stockholder groups, managements and other constituencies, and further that THE GOVERNANCE STRUCTURE THAT HAD BEEN DISCUSSED WOULD BE AN APPROPRIATE MANAGEMENT STRUCTURE FOR THE COMBINED COMPANY in the future." (Proxy Statement/Prospectus, at 49; emphasis added.)

         d. Subsequently, in early May 1998, the Chrysler Board of Directors reviewed and approved the written documentation for effectuating the Chrysler-Daimler-Benz Merger. (Proxy Statement/Prospectus, at 49.) According to the Proxy Statement/Prospectus, among the key material factors that led to the approval by the Chrysler Board was "[t]he 'merger-of-equals' corporate governance structure contemplated by the Combination Agreement, which, in the view of the Chrysler Board, means that Chrysler's directors and senior management will be in a position to help bring about the realization of the enhanced growth prospects and synergies expected from the combination of the two companies, for the benefit of stockholders of DaimlerChrysler AG (including former stockholders of Chrysler)." (Proxy Statement/Prospectus, at 51.)

         e. At the same time, on May 6 and 14, 1998, the Daimler-Benz Supervisory Board met in Stuttgart for detailed briefing and discussion of the strategic reasons behind the proposed merger, "including, among other things, general consolidation in the automotive industry and the strong potential for synergies between the constituent companies, the company profile of Chrysler, the transaction structure, organizational issues relating to the structure and composition of the DaimlerChrysler Management Board and Supervisory Board and the prospects for enhancing the value of the combined entity in the future." (Proxy Statement/Prospectus, at 49.)

                      THE DEFENDANTS IMPLEMENT THEIR SECRET
                  PLAN TO ASSUME SOLE CONTROL OF DAIMLERCHRYSLER

         31. On or about September 18, 1998, at a stockholders meeting held in Wilmington, Delaware, 475,771,250 shares of Chrysler were voted in favor of the Chrysler-Daimler-Benz Merger, which constituted 97% of the common stock which voted on the transaction. On or about November 17, 1998, pursuant to the Proxy Statement/Prospectus, the common stockholders of Chrysler, including plaintiffs, received shares of DaimlerChrysler stock in exchange for their shares of common stock in Chrysler. Had plaintiffs known that defendants did not intend to honor their promises and that their true intentions were to fire Chrysler's management and reduce the company to "division" status, plaintiffs would not have voted in favor of the merger and/or would not have exchanged their stock.

         32. Defendants knew that they could not act immediately to subordinate Chrysler and its executives to direct control by Daimler-Benz and its executives because they would risk embarrassing litigation which could potentially cause the unraveling of the Chrysler-Daimler-Benz Merger, and hence, frustrate the secret plan espoused by Schrempp and the other defendants to subjugate and exploit Chrysler. Accordingly, defendants privately resolved to undercut the influence and autonomy of the Chrysler executives and other Chrysler constituencies within DaimlerChrysler on a gradual, insidious basis over an extended period of time, while paying lip service to the corporate governance protocols touted to Chrysler's directors and management in the BCA and to Chrysler's former shareholders in the Proxy Statement/Prospectus, as well as

        Daimler-Benz's earlier representations to plaintiffs to induce plaintiffs to vote in favor of the merger.

         33. To conceal their fraud and to otherwise lull plaintiffs, among others, into a false sense of complacency after the consummation of the Chrysler-Daimler-Benz Merger, defendants allowed Eaton to assume a position as "Co-CEO" and "Co-Chairman" of DaimlerChrysler, allowed certain other individuals nominated by Chrysler to assume positions on the Supervisory Board and Management Board of DaimlerChrysler and permitted certain Chrysler executives to remain in charge of Chrysler operations.

         34. Thereafter, over the course of late 1999 and 2000, defendants took certain steps to decrease the influence and autonomy of the Chrysler constituencies within DaimlerChrysler, but did so in a manner calculated to mask their true intentions and to avoid alerting plaintiffs and the other shareholders, as well as Chrysler's management, to the fact that the entire proposed corporate governance structure for the combined companies had been a sham. As part of the affirmative steps taken to conceal their secret plans, Schrempp told Chrysler executives in mid-September 1999 that the management structure of Daimler-Benz needed to be streamlined in order to promote greater efficiency.

         35. Supposedly to streamline operations, in late September 1999, DaimlerChrysler announced that Theodor Cunningham (in charge of sales and marketing for Latin America) and Kurt Lauk (in charge of commercial vehicle operations) would leave the Management Board, with their responsibilities to be assumed by other Management Board Members. In this regard, DaimlerChrysler charged James Holden, a long-standing Chrysler executive and member of the Managing Board, with assuming Cunningham's responsibilities, and Dieter Zetsche, a trusted associate of Schrempp and member of the Management Board, assumed Mr. Lauk's responsibilities. Subsequently, in or about October 1999, DaimlerChrysler fired Thomas Stallkamp, a veteran Chrysler executive, president of DaimlerChrysler operations in the United States, and a member of the Management Board. Plaintiffs are informed and believe and allege on that basis herein that Mr. Stallkamp was and had been a vocal proponent of Chrysler constituencies, had criticized management decisions espoused by DaimlerChrysler executives when he saw fit, and was targeted for termination by Schrempp for those reasons. At the same time, Schrempp caused Holden to be appointed Stallkamp's successor as president of DaimlerChrysler operations in the United States. Although Holden's replacement of Stallkamp was intended by Schrempp to superficially pacify anxiety on the part of Chrysler employees, stockholders and other observers that a non-Chrysler executive would be put in charge of U.S. operations, defendants had taken another step in their plan to gradually remove executives who were a product of the Chrysler corporate culture and were likely to support Chrysler constituencies within DaimlerChrysler. In this instance, because Holden already had a seat on DaimlerChrysler's Management Board, Stallkamp's removal created a vacancy which decreased the number of seats held by former Chrysler executives, thus increasing the control which Schrempp, Gentz and Kopper had over DaimlerChrysler.

         36. On Tuesday, November 14, 2000, DaimlerChrysler announced that Holden would be fired from his post as president of U.S. operations. On Friday, November 17, 2000, after a meeting of the DaimlerChrysler Management Board, Holden's termination was formally implemented, and DaimlerChrysler simultaneously announced that Messrs. Zetsche and Bernhard would assume control of DaimlerChrysler's U.S. operations as president and chief operating officer, respectively. Most recently, on November 21, 2000, DaimlerChrysler announced that three more top American executives from Chrysler's management team had been terminated:

Kathleen Oswald, Chrysler's chief administrative officer and one of the auto industry's highest ranking female executives; Theodor Cunningham, Chrysler's executive vice president of global sales; and Antonio Cervone, head of Chrysler's global communications. With the firing of Holden and his replacement by long-standing Daimler-Benz executives, as well as the termination of the other key executives, defendants acted unambiguously in a manner demonstrating that there is no "merger of equals" between Chrysler and Daimler-Benz, and that henceforth Chrysler constituencies and operations within DaimlerChrysler would be controlled directly by former Daimler-Benz executives reporting to Schrempp.

         SCHREMPP ADMITS THAT DEFENDANTS MADE MATERIAL MISREPRESENTIONS

         37. Only a few days before DaimlerChrysler announced the firing of Holden, on October 30, 2000, the Financial Times, a business news publication based in the United Kingdom, published an article (the "October 30 Article") written by Tim Burt and Richard Lambert that recounted certain details of the reporters' interview of Schrempp. The admissions by Schrempp in this interview provide clear and convincing evidence that defendants made material misrepresentations within the Proxy Statement/Prospectus to induce all Chrysler shareholders, including plaintiffs to exchange their shares. Plaintiffs attach, as Exhibit A hereto, a true and accurate copy of the October 30 Article, which reads in pertinent part as follows:

                  In a wide-ranging interview ahead of this week's two-day meeting, [of the DaimlerChrysler Management Board], he (Schrempp) delivered a passionate defence of both the merger and his ambition to create a global carmaker.

                  In doing so, however, he admitted that Chrysler had been relegated to a standalone division. Far from being "a merger of equals", as originally conceived, the deal has emerged as just one deal among several from the "executive war room" of Daimler's Stuttgart headquarters.

                  Now that most of Chrysler's old management board has resigned or

                                       2l
                  retired, Mr. Schrempp sees no reason to maintain the fiction. "Me being a chess player, I don't normally talk about the second or third move. The structure we have now with Chrysler (as a standalone division) was always the structure I wanted," he says. "We had to go a roundabout way but it had to be done for psychological reasons. If I had gone and said Chrysler would be a division, everybody on their side would have said:
                  'There is no way we'll do a deal.'"

                  "But it's precisely what I wanted to do. From the start structure, we have moved to what we have today."

                  What DaimlerChrysler has today is a US division where vehicle design, procurement, production and marketing are being overhauled. Mr. Schrempp maintains this was always the plan following the initial post-merger integration, which generated about Dollars 1.4 bn (Pounds 970M) in savings.

(October 30 Article, at 1-2.)

         38. Thereafter, the Financial Times released a transcript of the interview with Schrempp which had been held on October 27, 2000. In that discussion, Schrempp provides a more detailed explanation of defendants' hidden agenda with respect to the merger between Daimler-Benz and Chrysler.

                  FT: Tell us a little about the execution at Chrysler. I mean that's where I've read criticism first. It started off with an idea of being a merger of equals and an integration and that hasn't really happened. That the strategy still looks good in the way you describe it, the execution has been poor. Is there anything in that comment?

                  Schrempp: Well when you look at it from the outside you might come to that conclusion. This is a fair comment. Except that me being a chess player I normally don't talk about the second and third moves. The structure we have now where Chrysler is a division, like Mercedes cars or like Mercedes trucks, was always the structure I wanted. We had to go a little bit in a round about way but that has to do with negotiations and with psychology and things like that. So from the outside it looked that we started to with two head offices and a merger of equals etc. And now it has changed direction and that's why I say it's fair comment because that's what we have done. But that's precisely what I wanted to do. So I'm quite happy the way it is ....

                  When we sat in New York [in merger talks] we said you know, I mean for psychological reasons we need as many Americans as Germans on the board of management . . . The problem is often [like this] for us when we do something like this. With Chrysler and the former Daimler-Benz, at that time if I had gone out and said look, eventually Chrysler will be a division of the DaimlerChrysler group everybody [on their side] would have said no way we will do a deal like that. So, that's why your perception is absolutely correct. You say look they've started that way and now they are here. That's precisely what
                  I wanted, I have the structure I want . . . .

A true and accurate copy of the transcript of the Financial Times' interview of Defendant Schrempp is annexed hereto as Exhibit B.

         39. With the publication of the October 30 Financial Times Article, plaintiffs first learned that Daimler-Benz had fraudulently induced plaintiffs to vote in favor of the merger and/or to exchange shares of Chrysler for shares of DaimlerChrysler, and that Daimler-Benz and DaimlerChrysler had misrepresented the true nature of the management structure of the combined companies in connection with the exchange of Chrysler common stock for shares of DaimlerChrysler common stock as part of the merger.

         40. Contemporaneously, Schrempp also was being interviewed by a panel of editors from Barron's, a worldwide financial weekly publication. In an article published on November 4, 2000, Schrempp again admitted that defendants made material misrepresentations about Daimler-Benz's merger with Chrysler: "We said in spirit it was a merger of equals, but in our minds we knew how we wanted to structure the company, and today I have it. I have Daimler, and I have divisions."

                             FIRST CLAIM FOR RELIEF

             FOR VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 AGAINST DAIMLER-BENZ, DAIMLERCHRYSLER AND SCHREMPP


         41. Plaintiffs incorporate by reference each of the foregoing paragraphs as if set forth fully herein.

         42. Plaintiffs assert this claim within one year of the date of the discovery of the misrepresentations and omissions alleged herein, and within three years of defendants' purchase and sale of Chrysler and DaimlerChrysler common stock, respectively, pursuant to an exchange of securities which occurred in connection with the Chrysler-Daimler-Benz Merger.

         43. As alleged above, defendants, and each of them, by use of interstate commerce, the mails and one or more national securities exchange, engaged in a device, scheme or artifice to defraud and likewise engaged in actions, practices or courses of business which operated as a fraud or deceit, in connection with the purchase and sale of Chrysler common stock for common stock issued by DaimlerChrysler, as part of the consummation of the Chrysler-Daimler-Benz Merger.

         44. Without limiting the foregoing, defendants individually and collectively embarked upon a scheme to deceive or defraud investors in Chrysler common stock, including plaintiffs, by making various representations of material facts that were untrue or misleading in connection with plaintiffs' purchase of stock in DaimlerChrysler through the exchange of their Chrysler stock, including the following false and misleading statements:

         a. Defendants repeatedly represented to plaintiffs and the investing public that the proposed Chrysler-Daimler-Benz Merger would be a "merger of equals," pursuant to which plaintiffs and the other stockholders of Chrysler would receive fair consideration for their stockholdings in Chrysler in the form of stock in DaimlerChrysler, and pursuant to which DaimlerChrysler's corporate governance protocols would be structured and maintained is such a manner as to protect the prerogatives, interests, autonomy and relative influence of the Chrysler constituencies within DaimlerChrysler, thus protecting the value of plaintiffs' investment in DaimlerChrysler; and

         b. In the Proxy Statement/Prospectus, defendants represented that the proposed Chrysler-Daimler-Benz Merger would be a "merger of equals," pursuant to which plaintiffs and the other stockholders of Chrysler would receive fair consideration for their stockholdings in Chrysler in the form of stock in DaimlerChrysler, and pursuant to which DaimlerChrysler's corporate governance protocols would be structured and maintained in such a manner as to protect the prerogatives, interests, autonomy and relative influence of the Chrysler constituencies within DaimlerChrysler, thus protecting the value of plaintiffs' investment in DaimlerChrysler.

         45. Defendants knew such representations were false and misleading because DaimlerBenz and DaimlerChrysler, along with the Daimler Defendants, already had decided to take total control over Chrysler, to reduce or eliminate the influence of Chrysler management on the affairs of DaimlerChrysler, to relegate Chrysler to division status and to conceal this secret objective from plaintiffs, other Chrysler shareholders, Chrysler management, and the rest of the investing world until such time as defendants had completed their plan.

         46. The representations detailed above were reasonably relied upon by plaintiffs in exchanging their shares of Chrysler common stock for shares of DaimlerChrysler common stock. Moreover, as a direct and proximate result of defendants' misrepresentations and omissions, plaintiffs were deceived into forsaking the "acquisition premium" that plaintiffs would have demanded for the sale of their Chrysler shares in connection with a change in control or complete acquisition of Chrysler.

         47. Plaintiffs are informed and believe and on that basis allege herein that each of the defendants participated in the preparation and/or dissemination of the false representations.

         48. As a direct and proximate result of these defendants' unlawful course of conduct in violation of Section 10(b) of the Exchange Act and Rule l0b-5, plaintiffs have been damaged and continue to be damaged in an amount not yet fully determinable, but at least in the amount of the diminution in value of their shares of Chrysler common stock and their shares of DaimlerChrysler common stock, plus the acquisition premium which Daimler-Benz misappropriated. To the extent that any shares of Chrysler stock were sold after the announcement of the merger but prior to its closure, plaintiffs are entitled to recover the difference between the sale price and the true value of such shares.

                              SECOND CLAIM FOR RELIEF

                      FOR VIOLATION OF SECTION 20(a) OF THE
                   EXCHANGE ACT AGAINST THE DAIMLER DEFENDANTS

         49. Plaintiffs incorporate by reference each of the foregoing paragraphs as if set forth fully herein.

         50. Schrempp, Gentz and Kopper participated in the preparation and/or dissemination of the foregoing false representations by providing information or approving their substance.

         51. Schrempp, Gentz and Kopper are controlling persons with respect to Daimler-Benz and DaimlerChrysler regarding the content of the misrepresentations made to plaintiffs, within the meaning of Section 20(a) of the Exchange Act, because they had the authority or power to control or influence the conduct of Daimler-Benz and DaimlerChrysler.

         52. Schrempp, Gentz and Kopper knew or should have known of the violations of Section 10(b) of the Exchange Act as set forth in the First Claim for Relief, above.

         53. Schrempp, Gentz and Kopper failed to disclose to plaintiffs the truth concerning the false and misleading statements contained in defendants' communications with plaintiffs and failed to advise plaintiffs of the omitted statements of material fact. Defendants knew or should have known these representations to be false and misleading at the time that they were made.

         54. As a direct and proximate result of these defendants' unlawful course of conduct, plaintiff's have been damaged and continue to be damaged in an amount not yet fully determinable, but at least in the amount of the diminution in value of their shares of Chrysler common stock and their shares of DaimlerChrysler common stock, plus the acquisition premium which Daimler-Benz misappropriated.

                               THIRD CLAIM FOR RELIEF

                FOR VIOLATION OF SECTION 11 OF THE SECURITIES ACT
                   AGAINST DAIMLERCHRYSLER, SCHREMPP AND GENTZ

         55. Plaintiffs incorporate by reference each of the foregoing paragraphs as if set forth fully herein.

         56. Plaintiffs assert this claim within one year of the date that plaintiffs discovered or should have discovered, through the exercise of reasonable diligence, the untrue statements and omissions alleged herein, and within three years after the BONA FIDE offering of DaimlerChrysler common stock to the public pursuant to the exchange of securities which occurred in connection with the Chrysler-Daimler-Benz Merger.

         57. The registration statement prepared by the defendants and distributed in connection with the Chrysler-Daimler-Benz Merger was inaccurate and misleading, contained untrue statements of material facts, omitted other material facts necessary to make the statements made not misleading, and concealed and failed adequately to disclose material facts as described above.

         58. Plaintiffs purchased securities from DaimlerChrysler in a public offering by exchanging their shares of Chrysler common stock for shares of DaimlerChrysler common stock.

DaimlerChrysler is the registrant of the securities issued. The defendants named herein were responsible for the content and dissemination of the registration statement. As issuer of the securities, DaimlerChrysler is strictly liable to plaintiffs. Schrempp and Gentz are jointly and severally liable as signatories of the registration statement.

         59. As a direct and proximate result of these defendants' unlawful course of conduct in violation of Section 11 of the Securities Act, plaintiffs have been damaged and continue to be damaged in an amount to be established at trial.

                              FOURTH CLAIM FOR RELIEF

             FOR VIOLATION OF SECTION 12(a)(2) OF THE SECURITIES ACT
                   AGAINST DAIMLERCHRYSLER, SCHREMPP AND GENTZ

         60. Plaintiffs incorporate by reference each of the foregoing paragraphs as if set forth fully herein.

         61. Plaintiffs assert this claim within one year of the date on which plaintiffs discovered or should have discovered, through the exercise of reasonable diligence, the untrue statements and omissions alleged herein, and within three years after the BONA FIDE sale of DaimlerChrysler common stock pursuant to the exchange of securities which occurred in connection with the Daimler-Chrysler-Benz Merger.

         62. Plaintiffs were purchasers of common stock issued by DaimlerChrysler and offered pursuant to the Proxy Statement/Prospectus. Defendants were sellers, offerors and/or solicitors of sales of the DaimlerChrysler stock offered pursuant to the Proxy Statement/Prospectus. The Proxy Statement/Prospectus prepared by the defendants and distributed in connection with the Chrysler-Daimler-Benz Merger was inaccurate and misleading, contained untrue statements of material facts, omitted other material facts necessary to make the statements made not misleading and concealed and failed to adequately disclose material facts as described above.

         63. As a direct and proximate result of these defendants' unlawful course of conduct in violation of Section 12(a)(2) of the Securities Act, plaintiffs have been damaged and continue to be damaged in an amount to be established at trial.

                             FIFTH CLAIM FOR RELIEF

                       FOR VIOLATION OF SECTION 15 OF THE
                   EXCHANGE ACT AGAINST THE DAIMLER DEFENDANTS

         64. Plaintiffs incorporate by reference each of the foregoing paragraphs as if set forth fully herein.

         65. Schrempp, Gentz and Kopper participated in the preparation and/or dissemination of the foregoing false representations by providing information or approving their substance.

         66. Schrempp, Gentz and Kopper are controlling persons with respect to DaimlerChrysler regarding the contest of the misrepresentations made to Glickenhaus, within the meaning of Sections 11 and 12(a)(2) of the Securities Act, because they had the authority or power to control or influence the conduct of DaimlerChrysler, signed the registration statement, and/or otherwise participated in the process which allowed the offering to be completed.

         67. Schrempp, Gentz and Kopper knew or should have known of the violations of Sections 11 and 12(a)(2) of the Securities Act as set forth in the Third and Fourth Claims for Relief; above.

         68. Schrempp, Gentz and Kopper failed to disclose to plaintiffs the truth concerning the false and misleading statements contained in defendants' communications with plaintiffs and failed to advise plaintiffs of the omitted statements of material fact. Defendants knew or should have known these representations and omissions to be false and misleading at the time that they were made.

         69. As a consequence of these defendant' unlawful course of conduct, plaintiffs have been damaged and continue to be damaged is an amount to be established at trial.

                             SIXTH CLAIM FOR RELIEF

             FOR VIOLATIONS OF SECTION 14(a) OF THE EXCHANGE ACT AND RULE 14a-9 AGAINST DAIMLERCHRYSLER, SCHREMPP, AND GENTZ

         70. Plaintiffs incorporate by reference each of the foregoing paragraphs as if set forth fully herein.

         71. The defendants named herein violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, because these defendants solicited and permitted the use of their names to solicit proxies from plaintiffs by means of a proxy statement, included within the Proxy Statement/Prospectus, that contained statements, as set forth in greater detail above, which at the time and in the light of the circumstances under which they were made were false and misleading with respect to material facts to state material facts necessary in order to make the statements therein not false and misleading.

         72. As a direct and proximate result of these defendants' unlawful course of conduct in violation of Section 14(a) of the Exchange Act and Rule 14a-9, plaintiffs have been damaged and continue to be damaged in an amount to be established at trial.

                            SEVENTH CLAIM FOR RELIEF

                              FOR COMMON LAW FRAUD

         73. Plaintiffs incorporate by reference each of the foregoing paragraphs as if set forth fully herein.

         74. By and through the course of conduct described herein, defendants represented to plaintiffs that the proposed Chrysler-Daimler-Benz Merger would be a "merger of equals," pursuant to which plaintiffs and the other stockholders of Chrysler would receive fair consideration for their stockholdings in Chrysler in the form of stock in DaimlerChrysler, and pursuant to which DaimlerChrysler's corporate governance protocols would be structured end maintained in such a manner as to protect the prerogatives, interests, autonomy and relative influence of the Chrysler constituencies within DaimlerChrysler, thus protecting the value of plaintiffs' investment in DaimlerChrysler.

         75. The representations made by defendants to plaintiffs were in fact false because Daimler-Benz and its senior management never had any serious intention of forming a "merger of equals" with Chrysler. Rather, Schrempp and the other individuals comprising Daimler-Benz's senior management already had decided to take total control over Chrysler, to reduce or eliminate the influence of Chrysler management on the affairs of DaimlerChrysler, to relegate Chrysler to the subordinate role of a wholly owned subsidiary of Daimler-Benz, and to conceal this secret objective from plaintiffs, other Chrysler shareholders, Chrysler management, and the rest of the investing world until such time as defendants had completed their plan.

         76. When defendants made these representations, defendants knew or should have known them to be false and made the representations with the specific intention to deceive and defraud plaintiffs and to induce plaintiffs to endorse the merger. Alternatively, defendants acted recklessly in making such representations.

         77. Plaintiffs, at the time these representations were made by defendants, were unaware of the falsity of defendants' representations and reasonably believed them to be true and made in good faith. In reliance upon defendants' misrepresentations, plaintiffs endorsed the merger, refrained and forbore from selling their stockholdings in Chrysler on the open market, and disregarded or foreclosed themselves from pursuing other opportunities to influence the management of Chrysler and the common stockholders of Chrysler to reject the merger transaction offered by Daimler-Benz and to remain independent, or, alternatively, to seek from

Daimler-Benz the "acquisition premium" that plaintiffs would have demanded for the sale of their Chrysler shares in connection with a change in control of complete acquisition of Chrysler. Had plaintiffs known the actual facts, they never would have endorsed the merger, and never would have permitted these defendants to misappropriate the value of the "acquisition premium" for themselves and subsequently to ruin, through their relegation of Chrysler to "division" status and their purge of Chrysler's management team, the value of plaintiffs' enormous investment in Chrysler which has dwindled significantly in the two years since the consummation of the Chrysler-Daimler-Benz Merger.

         78. As a direct and proximate result of defendants' fraudulent conduct, plaintiffs have incurred general, special, and consequential damages.

         79. The fraudulent conduct of defendants was wanton, willful, and calculated to destroy the value of plaintiffs' investment in Chrysler, and was performed by defendants knowingly and intentionally, in conscious violation and disregard of plaintiffs' legal rights, thereby justifying an award of punitive and exemplary damages in an amount sufficient to punish and make an example of defendants for having intentionally induced plaintiffs into voting in favor of the merger.

         WHEREFORE, plaintiffs request the Court to enter judgment against defendants, jointly and severally, as follows:

         1. For actual damages according to proof at trial, which includes the acquisition premium that defendants denied plaintiffs.

         2.       For "rescissory" damages according to proof at trial.

         3. For compensatory damages according to proof at trial, plus punitive damages in an amount sufficient to punish and make an example of defendants for having intentionally deceived plaintiffs, other Chrysler shareholders and the investing public at large, under common law fraud and conspiracy.

         4. For pro- and post-judgment interest in the maximum amount prescribed by law.

         5. For such other and further relief as the Court may deem just and proper.

                              JURY TRIAL DEMANDED

         Plaintiffs demand a jury trial of all issues so triable.

 Dated: January 3, 2001              ROSENTHAL, MONHAIT, GROSS
                                             & GODDESS, P.A.

                                     By: /S/ Carmella P. Keener
                                        --------------------------
                                     Carmella P. Keener (DSBA #2810)
                                     Suite 1401, Melton Bank Center
                                     P.O. Box 1070
                                     Wilmington, DE 19801
                                     (302) 656-4433

                                     Delaware Counsel for Plaintiffs


 OF COUNSEL:

 LOWEY DANNENBERG BEMPORAD & SELINGER, P.C.
 Stephen Lowey
 Richard Bemporad
 Thomas M. Skelton
 The Gateway, llth Floor
 One North Lexington Avenue
 White Plains, NY 10601-1714

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                                                                 Page 1 of 3


COMMENT & ANALYSIS: THE SCHREMPP GAMBIT: THE CHAIRMAN OF DAIMLERCHRYSLER OFFERS A PASSIONATE DEFENCE OF HIS STRATEGY AND TELLS TIM BURT AND RICHARD LAMBERT THAT HE NEVER ENVISAGED THE MERGER AS A PARTNERSHIP OF EQUALS:

Financial Times, Oct 30, 2000

By TIM BURT and RICHARD LAMBERT

When the board of DaimlerChrysler meets in New York today, the proceedings are likely to be dominated by the rapid-fire questions and strategic decision-making of one man, Jurgen Schrempp.

DaimlerChrysler's cigar-smoking chairman, who orchestrated the 1998 merger of Daimler Benz and Chrysler, will be briefed on the latest tactics to improve both investor sentiment and profitability at the German-US group.

Mr Schrempp feels ill judged by market reaction to a deal that, according to his vision, promises to become "the best automotive company in the world". In a wide-ranging interview ahead of this week's two-day meeting, he delivered a passionate defence of both the merger and his ambition to create a global carmaker.

In doing so, however, he admitted that Chrysler head been relegated to a standalone division. Far from being "a merger of equals", as originally conceived, the deal has emerged as just one deal among several from the "executive war-room" of Daimler's Stuttgart headquarters.

Now that most of Chrysler's old management board has resigned or retired, Mr Schrempp sees no reason to maintain the fiction. "Me being a chess player, I don't normally talk about the second or third move. The structure we have now with Chrysler (as a standalone division) was always the structure I wanted," he says. "We had to go a roundabout way but it had to be done for psychological reasons. If I had gone and said Chrysler would be a division, everybody on their side would have said: 'There is no way we'll do a deal'.

"But it's precisely what I wanted to do. From the start structure, we have moved to what we have today."

What DaimlerChrysler has today is a US division where vehicle design, procurement, production and marketing are being overhauled. Mr Schrempp maintains this was always the plan following the initial post-merger integration, which generated about Dollars 1.4bn (Pounds 970m) in savings.

If the market expected more in savings and joint product lines, then it failed to understand the true strategy, according to the DaimlerChrysler chairman. "In the first year we were heroes. It was a spectacular deal. We were lifted to heights where we didn't belong. We are now in the reality phase."

As reality has sunk in, the company's shares have suffered. From a post-merger high of Euros 108, they have fallen to Euros 50.79 at the end of last week.

If it was down to force of personality alone, Mr Schrempp could probably turn the tide of opinion that has undermined the share price. But, to his evident irritation, Chrysler's recent trading record has persuaded many analysts and investors to question the merger itself.

The group last week reported third-quarter losses of Euros 579m (Pounds 334m) blamed on generous sales incentives on ageing models and launch costs for new ones. As for the full year, DaimlerChrysler warned that underlying operating profits would be down from Euros 10bn to Euro 7bn.

The credibility of the US business was not helped when Chrysler announced last Friday that it was temporarily shutting seven US plants to ease excess stocks. Separately, the company said it was recalling 1.4m Chrysler, Dodge and Plymouth minivans to replace potentially faulty seals.

Sitting in the "war-room" at DaimlerChrysler headquarters, Mr Schrempp claims Chrysler's problems are a temporary and largely North American hiccup for a "dramatically undervalued" company. It is not a symptom of an ill-conceived deal but a simple timing issue associated with product cycles and restructuring in the US division.

In spite of the recent problems, Mr Schrempp says Chrysler remains a hugely profitable carmaker. "In its worst year, Chrysler's profit will be bigger than the profit at Volkswagen in a record year."

Mr Schrempp is clearly frustrated at the acclaim accorded to VW, which reported strong third-quarter profits on Friday, while DaimlerChrysler's shares are still bring punished. He also acknowledges criticism that his group has done too much, too quickly - not least from its own managers in a recent internal survey.

Since digesting Chrysler, the group has acquired a controlling 34 per cent stake in Mitsubishi Motors, the debt-burdened Japanese carmaker. The company has also taken 10 per cent of South Korea's Hyundai, with an option over another 5 per cent. It has spent almost another Dollars 1bn to take control of Detroit Diesel, the US engine maker, and Western Star, the Canadian truckmaker.

"From a management point of view (people ask) is this guy Schrempp driving too much? My answer is there may be something to it. But if I miss the train now with Mitsubishi, do you imagine I could knock on the door when their balance sheet is repaired and say: 'Can I buy 34 per cent and an option to buy you outright?' They'll say this guy is crazy."

Warming to his theme and sweating slightly, Mr Schrempp continues: "In five or six years I could have done a great job with Mercedes-Benz alone. But in 10 years' time, people would say why didn't you act? You cannot build up on your own."

The DaimlerChrysler chairman is not the sort to opt for a quiet life when he senses a long-term opportunity to be a global leader. Nevertheless, he is demanding rapid improvements from new acquisitions and alliance partners. "I cannot go out to the world and say give me five to 10 years and be patient. I have to convince investors that it is a fantastic strategy. I have to deliver that."

Signalling a more open communications effort with investors, Mr Schrempp promises to show them "where there is the fire, where there is the fantasy that is making people excited".

Even now, he says: "Compare the return on equity with anyone in Europe, with VW and Renault, and you will see an extremely well-performing company despite the challenges in the US. We have to get across that we are moving in the right direction in the short term."

At Chrysler, that will mean using more components from Mercedes. In a bid to secure economies of scale, the company is seeking a near 40 per cent reduction in the number of powertrains - engines, gearboxes and axles - it requires. The number of models with manual transmissions, for example, will be more than halved from 51 to 20 by 2007. The powertrain portfolio will shrink from 146 to 89 products.

Mr Schrempp signals that a similar restructuring is being considered for Mitsubishi Motor. DaimlerChrysler has strengthened its influence over the Japanese carmaker following its admission of a 30-year cover up of customer complaints. The ensuing scandal has allowed the German-US group to impose its own chief operating officer, Rolf Eckrodt, current head of Adtranz, DaimlerChrysler's train business.

His task, according to Mr Schrempp, has been made easier by the Y1,OOObn (Dollars 9.2bn) restructuring at Nissan Motor. Having considered and abandoned a bid for Nissan himself, Mr Schrempp is full of admiration for Carlos Ghosn, the former Renault chief operating officer, who is running Nissan following the French carmakers' acquisition of a 36.8 per cent stake. "I call him the icebreaker. We see him doing a good job. There are similar things we have to do at Mitsubishi." Restructuring Mitsubishi will deliver "billions" in synergy savings, Mr Schrempp predicts.

By acting simultaneously on several fronts and deriving record core Mercedes brand, Mr Schrempp believes he can create a company that can ride out economic cycles in Asia, Europe and North America. While still smarting from the group's ejection from the S&P 500 index in the US, he claims that strategy will reaffirm his place as a champion of generating shareholder, especially in Germany.

"The stock performance over the last 12 months was lousy, and I have a short-term problem in telling the story," he admits. "But I don't need outside pressure. The pressure I put on myself is more than could be put on anybody."

Copyright: The Financial Times Limited

Copyright THE FINANCIAL TIMES Limited 2000.

SCHREMPP INTERVIEW TRANSCRIPT

FT.com site, Dec 1, 2000

BY INTERVIEW CONDUCTED BY TIM BURT

The recent publication of a Financial Times interview with Jurgen Schrempp, chairman of DaimlerChrysler, prompted an outcry in the US when he appeared to suggest that the so-called "merger of equals" had disguised a Daimler-Benz strategy to relegate Chrysler to divisional status.

Mr Schrempp's comments outraged several US investors, particularly Kirk Kerkorian, the secretive billionaire whose Tracinda investment company was previously the largest single shareholder in Chrysler. The company, now third largest shareholder in DaimlerChrysler, has launched an $8bn lawsuit against the company, Mr Schrempp and other senior officials.

The FT interview has been cited as one of the grounds for the case. Three weeks after the interview was published, Jim Holden, president of Chrysler, was fired after failing to stem mounting losses at the US brand. The Financial Times is making available an unedited transcript of its interview with Mr Schrempp, which took place at DaimlerChrysler's Stuttgart headquarters, on October 27.

INTERVIEW

JURGEN SCHREMPP: Let's start with the position of the company. We realised as others did in 1996-7 that the world of the international motor industry would be changing, there would be consolidation. You remember that 10 years ago we had 35 motor companies, now we have 10 or 11. We sat down and said: "What do we have to do? Is it possible over time to be a niche player between 800,000 and 1m [units a year] with the kind of money you have to invest in high technology?" On top of that we were seeing others try to get into the high margin business.

We came to the conclusion that a really global successful automotive company - one of the last eight - must do the following things: You must cover the whole spectrum of small cars to the largest cars.

Secondly, you must add value in all parts of the world but most definitely in the US. Then came the question how do we do that. We came to the conclusion the first step would have to be in the US.

Chrysler was our favourite. But at the time we didn't know whether it would work. That's why we had parallel discussions with Ford. In the case of Ford, I have to admit that Ford had come to the same conclusion about us.

Alex Trottman [then chairman of Ford] said we should talk about it. He said: "We have done a study that we have to expand." He explained the same things to me as I explain to you now. Ford had a problem with its shareholders because the Ford family was not prepared to cut down on their 40 per cent voting rights. Trottman came and said: "Unfortunately we have to call the talks off. "This was unfortunate because five days later we announced the [Chrysler] deal. I [had] asked him what he would do in my place and he said: "I would go for Chrysler."

However, he said: "If you go for Chrysler, unofficially I would say look that is what Daimler has to do; officially I would fight it." Then I talked to Chrysler and the story you know. Then we were able to do the Chrysler deal very fast on the basis that we had pooling of interest [accounting] meaning no depreciation of goodwill.

FT: So it was presented as a merger of equals?

SCHREMPP: Yes. And at the same time we said what about Asia. We had 3 per cent of our revenues only in Asia. Asia being 25 per cent of the world gross domestic product. In 10 years it will be 30 per cent. We had only 3 per cent of revenue there.

I said we have to move in Asia, and then we had a great opportunity with Nissan. However we came to the conclusion we can't do everything at the same time. We were busy integrating both parts of the company. I went over to Tokyo and said unfortunately we can't do it.

Unfortunately because of the situation in Japan, there are only two independents left - Toyota and Honda. We started talks with Mitsubishi, the good thing was Mitsubishi had a long relationship with Chrysler. In fact Chrysler had some equity in Mitsubishi. We did the deal with Mitsubishi very quickly. But there I said we have to do it in steps.

First of all, I didn't want to have that debt in my balance sheet, secondly we have also [to consider] our position in terms of management resources. We did the 34 per cent [share acquisition]. We have control that gives us the voting power so that we can stop everything. The chief operating officer [Rolf Eckrodt, the former president of Adtranz] has all functions in his hands - engineering, production, marketing, sales. And they [Mitsubishi] wanted it.

It was not a matter of them saying here comes Schrempp again with his guns. No they particularly wanted it. The government wanted it and the unions. So, we have now negotiated this situation that in three years we have the option to get the majority. Then we went a step further and said that the second-largest market in Asia is Korea.

There's just no way you can get into Korea from the outside. And fortunately we got together with Hyundai, because Hyundai wanted with us to bid for the Daewoo Motor assets. I said no way. It's clear why now. And then they indicated that they wanted to be part of the [Daimler] family and I said: "OK you can be, we take equity in your company."

Initially they said: "Well, we're not sure." Then they accepted it. We have 10 per cent, we have an option of a further five and Mitsubishi has close to five per cent. So together we'll have 20 per cent which is including the stake of Mitsubishi. So we have covered Asia.

We are presently negotiating a truck deal in China - it might happen within the next six months. Then we have [coverage] in South America, Asia, Africa, Europe and the US.

We have products from the smallest to the largest vehicles. We now have tremendous know-how in small cars because, make no mistake, somebody who can build the finest large cars is not necessarily the one who can build small, good low-cost cars. That is a different game.

And obviously we get now small answers from Mitsubishi and we are solving our Smart issue, which goes well. We needed different products and for us to invest in lower volume on our own would have been very difficult; we do it now with Mitsubishi. So that's the positive side.

The negative side has to do with communications and I'm glad that we can talk about that, because what is happening at Chrysler at the moment has nothing to do whatsoever with the merger. It is a matter of [product] planning.

Chrysler is due to replace three products this year, three products next year. So within 12 months they have six launches. That means that they have a tremendous incentive game in the US going on. What it means is that the incentives have gone higher.

Secondly, with products at the end of the life cycle you always have high incentives, at least in the US. We are not playing this game in Europe. So Chrysler is restructuring. There are certain methods we have on this side [in Mercedes] which we have introduced at the beginning of the '90s.

You might remember that at the beginning of the '90s everybody was saying "Soon the Japanese take over the German manufacturers" - that kind of methodology we are applying at Chrysler at the moment.

FT: Factory operations? What do you mean by that?

SCHREMPP: This is that you look at the whole value chain. From the creation of the vehicle to the engineering, to the production, to the procurement and to the sales and marketing. In the 1980s when they brought out a new product, the product was always 10-50 per cent higher than cost. This was God-given. And then we said no, a product has to be 20-25 per cent lower in cost. The new [Mercedes] C-class you see, or the S-class we can take for an example with 20 world innovations. First-to-market technology is about 20 per cent lower in costs than the predecessor. So we are now also doing things in Chrysler with that approach and I must say the Chrysler products coming out are good. I mean there is no doubt the competition has increased.

You know Chrysler was the inventor of vans and in the US they have gone from having three or four competitors to having 15 competitors. So it has heated up. The only problem now is that this temporary weakness in profits. And yet they still return a profit of $2bn this year.

You know Volkswagen this morning announced three quarter profits of Euro 1.2bn and they expect that they might make for the full year Euro 1.8bn, Euro 1.9bn - an all-time record. Their stock has gone up by four per cent. We get all the headlines because Chrysler has a problem. But Chrysler's profit in their worst year is still higher than the one with Volkswagen. But it has to do with communications. So what we have to do is - in Germany we do it well - is that we make sure that there is a distinction between a good strategy, the potential of the company and a temporary problem.

FT: Tell us a little about the execution at Chrysler. I mean that's where I've read criticism first. It started off with an idea of being a merger of equals and an integration and that hasn't really happened. That the strategy still looks good in the way you describe it, the execution has been poor. Is there anything in that comment?

SCHREMPP: Well when you look at it from the outside you might come to that conclusion. This is a fair comment. Except that me being a chess player I normally don't talk about the second and third moves.

The structure we have now where Chrysler is a division, like Mercedes cars or like Mercedes trucks, was always the structure I wanted. We had to go a little bit in a round about way but that has to do with negotiations and with psychology and things like that.

So from the outside it looked that we started to with two head offices and a merger of equals etc. And now it has changed direction and that's why I say it's fair comment because that's what we have done. But that's precisely what I wanted to do. So I'm quite happy the way it is. I have a good management team there and Chrysler is now really represented by the chief executive officer who is Jim Holden.

FT: What does that imply? It's really represented by the CEO?

Schrempp: When we sat in New York [in merger talks] we said you know, I mean for psychological reasons we need as many Americans as Germans on the board of management. We excluded activities Chrysler doesn't have like aerospace etc and then we had equal representation. But it was clear to Bob Eaton
[the former Chrysler chairman] and myself at the time this is what we call the start structure and then we would move eventually to what we have today.

The problem is often [like this] for us when we do something like this. With Chrysler and the former Daimler-Benz, at that time if I had gone out and said look, eventually Chrysler will be a division of the DaimlerChrysler group everybody [on their side] would have said no way we will do a deal like that. So, that's why your perception is absolutely correct.

You say look they've started that way and now they are here. That's precisely what I wanted, I have the structure I want because we will run this company as an integrated automotive company. We will have Mercedes, Mercedes trucks, Chrysler, then Mitsubishi and one day another one. Only by doing that do you have the chance where, for example, the automotive council [the senior operating management group] can really get them together.

I show you a paper here. [Indicates chart] This on the left side is the number of engines, different engines we have, different transmissions we have, different axles we have. Once we are finished, here is the number we really need. There will be almost 40 per cent less components - and the components are the most expensive part of a car - can you imagine how many billions we will get out of the system, and this is now only Mercedes and Chrysler, this is not Mitsubishi yet.

And then came the question, well, what about the Mercedes Benz part? Will that be negatively affected and we wrote down for every brand a bible on product, quality, cost, technology. We described it precisely for particular customer segment. And that because in the automotive council, when we make decisions, we always look and check against the bible. That's why you will see Mercedes technology going to Chrysler and you will not see it the other way round. It's a tremendous advantage for Chrysler.

Now you ask yourself what is the advantage for Mercedes? Just imagine Mercedes creating a new engine for a volume of 100,000, 120,000 [units a year] , and all of a sudden they can increase the volume by 300,000, 350,000 which is no volume for Chrysler. Can you imagine what kind of cost scale Mercedes will have on that? We are doing it, I mean I am not just talking. There is a Mercedes Benz automatic transmission, that transmission is now being taken for use in the US for Chrysler. Can you imagine what kind of scale we get?
Or a diesel engine for the PT Cruiser. A new model will come out and we'll stick a Mercedes diesel into that car. That will obviously increase the acceptance again.

FT: Will it be branded as a Mercedes?

SCHREMPP: The engine will be branded as a Mercedes.

FT: For the European market?

SCHREMPP: So far for the European market, they look for every market outside the US. At the moment from a legislation point of view diesels are not accepted. Mercedes is the company with technology first to market, Chrysler is the company which follows.

FT: Can you give us an example?

SCHREMPP: A particular feature like ABS - normally we do that with the supplier. For example, take Bosch: there we have a deal which is kept exclusive for Mercedes for a maximum of 2 years then we have to open it up to the market to get scale. If we keep it exclusive it will not pay. That means we only have an advantage of a year or two. Now what we do is we keep it exclusive to Mercedes for a year or two then pass it on to others in the group, at the moment Chrysler, which gives us a tremendous advantage because you hand it over to the market after only 4 or 5 years. But then you have the successor in technology.

FT: Reading about the divisional structure as opposed to the integrated structure, is it going to be harder to make these transfers?

SCHREMPP: Mercedes is a free-standing organisation, but we run it the same way.

FT: What is the mechanism?

SCHREMPP: The mechanism is the automotive council, which is a body of board members made up of the division chiefs, then we have corporate strategy. Now we have a group looking at all the brands, including those representing Mitsubishi.

FT: Is it a new council?

SCHREMPP: Since a year ago. They have their experts come in and say: "let's talk about transmissions" for example, or the success of the Jeep Cherokee and the M-Class - how do we position that - they are in similar segments of the market. When they come to a conclusion it's placed on the agenda of the management board and they make the decision. We present the cases to the supervisory board because they want to know what's happening.

They said: "the ideas are good, but is the presentation happening?" So we invited everybody including the German labour representatives and we had a large room full of these examples [of component and technology sharing] and they were standing there saying it's really happening. Normally you need one product cycle to do things 1ike that. Once the factory is running you cannot do any more with that product. When you talk about the success as you do all these things, its normally a time span of 4-6 years. We have the plan in place for Chrysler-Mercedes, so it will happen over that time period.

Suddenly we have to take Mitsubishi and put it on that plan as well and say:
"What does Mitsubishi means for us?" Great opportunities: we only had the closing of Mitsubishi two weeks ago. Already 8 weeks ago we were asked by the media: "What have you done with Mitsubishi?" I'm extremely happy with the structure of the company. I have a philosophy that says 30 per cent is creativity, strategy and doing a deal, and 70 per cent is implementation, actually doing it.

FT: If the post merger integration generated $1.4bn of savings in the first year, can you qualify in dollar terms what you'll get from this next 4-6 year strategy with its 40 per cent reduction in engines and transmissions?

SCHREMPP: Not precisely. The first year of the merger was 1999: these are the profits [indicating chart comparing DCX profits to other car makers]. This is the first merger where we recorded the best profit in the worldwide industry. That is the message we are not getting across at the moment.

FT: Why is that?

SCHREMPP: We have to improve our communication. It has to do with another effect
- the first year almost was tremendous hype. We were the heroes. This was a spectacular deal, we were lifted to heights where we didn't belong. Then came the reality day, that is what we are experiencing. It's a good company, but things are going up and down, some better than others. So now we an in the reality phase. What is good, inside the company, you have a labour side, what is the mood of the managers, how do they feel etc.. we've got full support, which is very important.

FT: In a company where many people are paid with stock options, it must be a problem.

SCHREMPP: The one thing is our company is dramatically undervalued.

FT: Are the problems all Chrysler's?

SCHREMPP: Yesterday we had our earnings conference. We explained this is the problem, how we deal with it, we told them what the result would be for 2000, and gave them the outlook for 2001. Then we said: "Mercedes cars will again have a record profit sales, revenues, even the trucks will have a record year in 2000." All the headlines say: "Chrysler in a loss situation." I understand that from a media point of view, but the facts are different. That's why I believe it has to do with the reality of the day, and obviously we have to go out and relay the message.

FT: Tell us a little about corporate culture. How things have changed in Stuttgart as a result of the last 2 years; how is it running a global company on a scale that is different; how is that working out?

SCHREMPP: If we had made a decision prior to the merger with Chrysler to actually go for US domicile and be listed on the New York Stock Exchange, it would have been very much against the advice of our peers in Germany. They insisted that we should not just take over US accounting: we should go for IIS, do appeals. Forget it, [we said]: we will do it.

US GAAP is transparent. That is why I believe US GAAP accounting is good, not only because it's transparent - it's also because it is good for the people inside the company because they know there is no [hiding] whatsoever. Without that we could not have merged with Chrysler.

They have been very American. The second power change when we merged with Chrysler was language. Now all of a sudden in all the committee and management boards we all speak English and for the labour representative we have a translation. It makes a hell of a difference. We had some criticism from the labour reps who said we have some people who are not very good at English when opposite their American numbers. But I said everyone can have an interpreter - that removed that. Then we started off by saying: "There are French, Australians, Brazilians - we are an international company - why only concentrate on the American-German bi-lateral, now we have a real international mood in the company?" Now we are by and large an international company in culture and mind.

FT: What has Mercedes learned from Chrysler?

SCHREMPP: Chrysler has an approach to certain matters where they act very swiftly and go for the 80 per cent. The 100 per cent will take too long - 80 per cent fast is better than 100 per cent.

Our guys have been used to analysis, another analysis, possibly an outside opinion, at the end of the day after months of deliberations they get close to 100 per cent. We said to ourselves do we want to go for this side or that side? Is the ideal option for us to go for a combination of the two? We did it with the senior managers, we asked them. It was the considered opinion to meet somewhere in the middle. I believe that is the right approach.

What we do today, we still analyse, but we have deadlines much shorter. We might not come to close to 100 per cent but now we have 95 per cent, it's a tremendous advantage. There are certain processes in factories that Chrysler have [developed] which have been taken over here, and vice versa. A lot of know-how has gone across the Atlantic, which would never have done in an alliance situation. Some people say why do you have to merge? But it's the same on research, they are very good on electric components, but we are very good on the fuel cell side, which we have combined. What I want to make clear is the combination really works.

Another example, IT, this company had 60 different systems, it was impossible from a board point of view. Everyone said they needed a special system. And then Chrysler's chief information officer came back and said: "This is horrible, you are wasting lots of money, your not really prepared for the year 2000." She did an analysis, they were further advanced at Chrysler and they had two systems only.

This is at the end of 1999. She prepared the company extremely well for the change in the century, and we have made a lot of cost cutting, and we have now combined the systems. I could tell you of many other things which we have done which cannot be perceived from the outside.

Take the hype on e-commerce, for example. What happens with e-commerce, 15-20 per cent is to the outside world, that's the hype, 80 per cent is first class IT services which you know from your company, inside. Without those 80 per cent working well you can forget the 20 per cent. Now our systems are first class, we have not announced anything about the dot.com area because we said let's get it right first. Now we are employing new internet technology within the company, the end result will be that you can cut the cost by 15-20 per cent.

FT. Now you have to assimilate the Mitsubishi culture which is even more conservative than what you have had to deal with. How will you manage that process in parallel with aggressive restructuring? Can you set out the terms of that restructuring?

SCHREMPP: You are right about the different culture, it will be difficult to change things in Japan. You have to approach it totally differently. We have one advantage, the Japanese culture is dramatically changing. Because of the problems they have had, they are now much more open minded to change.

We are watching very carefully what Mr Ghosn is doing at Nissan. I call him the icebreaker. We have to do similar things at Mitsubishi. But we have an advantage. We had about 25 people for six months at Nissan. So we know the strengths and weaknesses of Nissan, so we can judge the action being taken in our analysis. We now look at Mitsubishi, and ask ourselves what do we have to do differently in terms of design, production, etc. You see where are the strengths and weaknesses and we will send people there. I guess we will have to send another 30 or so people, but in a culture which is now open, the unions ask us to do it, the middle management begs us to do it.

Years ago, they would not have let us in the door, they are a very proud people. But they realise they must link themselves internationally, so now the understanding is there, you run into open doors. It will be quite a task to do it, but I think we will manage. We have done a lot of deals.

Internally we know what has happened with Chrysler. I myself have experience of creating an aerospace company is 1987. We had four different companies, which I to make into one company against a background of the fall of the Berlin Wall, defence budget cuts and aviation going down. I had to close 6 or 7 factories with the support of the union, unbelievable.

Now we have put the aerospace business into a European company [EADS]. It works well, its the third largest aerospace company. I had many people with me, so this is a learning organisation. People having done it [restructuring] in different circumstances, so a lot of their experience we will be using in Mitsubishi.

Ff: Are we talking about plant closures?

SCHREMPP: We are analysing the capacity. Our first priority will decide in November to finalise our study for the small car. We are doing a small car. Mitsubishi has the engine blueprints which we need, we will extend this to a four seater which will be produced in Holland where they have a factory.

Mitsubishi will do a car with similar components, for the quality market segment. We have the extension of the Smart, we will now complement the brand of Smart and by doing so we will get profitability. Its happening.

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                                                                 Page 8 of 11


FT: When you do you think Smart will be profitable?

SCHREMPP: We will have to do some financial engineering, but by 2004 we will move to break even. The volume is there already. Two years ago people were laughing about the car. We had said this car is needed. This is a two seater car with a comfort of a medium sized sedan.

FT: You took almost $1.5bn out of the Chrysler relationship in the first year, what sort of synergies can you extract from the relationship with Mitsubishi?

SCHREMPP: It depends very much on the debt situation at the time whether we use or when we use our option [to take full control]. We can use it after 4-5 years. The main point is - is there a drain on our resources with the two engagements in Asia?

Hyundai is the 10th largest motor company in the world and extremely profitable. We don't have to do any restructuring and they give us the option of a 50-50 [truck] joint venture. Mitsubishi is this year in a loss situation and will definitely turn into a profitable situation next year. Obviously we are now analysing all those points which come in addition to their own restructuring plan.

There are many advantages. We did in the case of Chrysler announce a synergy number for the first year, and we got it. But then we said we are not talking synergies to the outside world. I've seen it with American companies, they announce everything. I want to show the profitability of Chrysler against the background of implementing a long term strategy, I cannot go out to the world and say give me 5 or 10 years and be patient and don't report our profits, but in 10 years I come back to you. It doesn't work in this world. So I had to convince my investors of our long term, medium term strategy and I have to deliver short term as well.

FT: How do you re-address the short term which appears to be negative. And also drive up the proportion of US investors?

SCHREMPP: Again here, investors may be concerned about price, speeding up response, accuracy of numbers. I said where is the fire, where's the fantasy, where is making people excited?

Because the point is in terms of German equity and compare it with anybody here in Europe - I can also use BMW or Volkswagen as an example - look at it on return on sales, return on equity, return of their efforts, this is a relative term and you will see an extremely well performing company.

That is what why we want to show we are moving in the right direction in the short term even. Because I have a lot of analysts meetings. I will increase the time I spend with analysts and investors to 25-30 per cent. In my discussion [with analysts] our strategy is never questioned.

FT: Do people ask if you have taken on too much, both financially and management.

SCHREMPP: We did an internal survey where we had some criticism. There was a question: are you guys doing too much at the same time? From a management point of view is this guy driving too much out of the people? My answer to that one is, there might be something to it, but there are windows of opportunities.

If I miss the train with Mitsubishi now do you really believe in five years I can knock at their door when their balance sheet is much better and come and say: "By the way, because I have now solved all the other problems, I now want 34 per cent of your company and an option to buy it." They would say is this guy crazy.

Over a period of 5-7 years, I could have done a tremendous job with Mercedes alone. In 10 years when
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                                                                 Page 9 of 11

30 per cent [growth] is offered in Asia, my successor and other people will ask me why didn't you act when you could have acted, now you cannot move anymore. By the way you can forget building up in Asia on your own without an acquisition -you need the dealer network, supplier network. We just bought it. But in 10 years - no chance.

IT: So is the structure now what it needs to be?

SCHREMPP: We have everything in place.

There is a country which people forget which is India. I'm going to India in two weeks, we do business there, but now we have the advantage that Mitsubishi has a good position. Hyundai has a good position there, people tend to forget that when you run a dealer organisation, you need meat for the dealer organisation.

Now I go there and analyse what my Japanese friends have there. And possibly we can combine it with what we do in other parts of the Asia, and if Mercedes will agree I can increase the volume of Mercedes because I have a much better infrastructure. Obviously at the lower end I have Mitsubishi and Hyundai to play with, a tremendous advantage. That is the last country where we have opposition.

FT: So you have the main pieces.

SCHREMPP: We have the pieces in place, we don't need anymore acquisitions.

FT: So what do you need to do now?

SCHREMPP: We have to implement everything I have told you.

FT: Is that process made much tougher by the fact that the US car market appears to be softening as you mentioned earlier. There are many more competitors on the market, and commercial vehicles, the heavy truck market is turning down very sharply in terms of new orders. Isn't the danger as you get the pieces in place the market moves against you?

SCHREMPP: In heavy trucks we have a market share of close to 49 per cent having started at 19 per cent some eight or ten years ago. It's a tremendous position. Yes the market has gone down this year by 20 per cent.

Freightliner has held its position in terms of market share. So at least Freightliner is able to restructure. As they go into the next year they have now the structure or the capacity for lower markets.

Another point: a company who cannot be flexible has a problem. Let's assume the truck market in Europe goes slightly down. But we have the advantage now that we have a van operator where we are number one and a van operation is the most profitable part of commercial vehicles.

The vans were able to compensate for reduction in profits of Freightliner. That means the truck division still has a higher profit this year compared to last year despite the Freightliner challenge and that is what a great company is all about.

Now let's imagine everything is in place. We have Asia, one third I say, we have Nafta or the whole of America as one third and Europe one third. You never have a parallel cycle in markets in Asia, America and Europe at the same time. We have seen that in the last ten years. I mean Europe was lagging badly and the US had a unique eight-year/ nine-year record.

But you will always have different cycles. If you are only a European company, you're basically riding the European cycle. If you are only a US company, which Chrysler was and is still, you are basically riding the US cycle. Its profits must be derived to 90 per cent or something like that from the Nafta market, because they are not making money in Europe.

Chrysler will be affected by whatever happens in the US market. Mercedes Benz can offset that. In Germany next year, the forecast is that the automotive market is better. This year [the] automotive market went down 12 per cent and we went up 13 per cent. So if the automotive market is better in Germany or in Europe it matters. Whatever happens at Chrysler can be partly compensated [for] by Mercedes Benz

FT: When do you think the market will start to appreciate the strategy that you have laid out here today. And getting back to a more realistic proportion of US investors, what target do you want, and what about a Tokyo listing.

SCHREMPP: We are actually listed in some markets in Asia Let me give you the problem of standards and. I was very outspoken in the US. I once had a conversation with the American president. When we did the merger, Chrysler was part of the (S&P 500) index. We filed and we said at the time we had more than half of our assets in the US, and profits, we said obviously we qualify [to be included in the S&P]. They said: "OK, you have to go through the motions." And then we have to appear at the Standards Committee. Then we presented the case, we went out to lunch, and said we have done a good job. A few months later they said; "You will not be included.

"They said you will not be included because you are incorporated in Germany. I exploded. I said first of all I don't think it's a good reason. But even if it were a good reason, why didn't you say it right from the beginning. Let us go through the motions of putting the case. Wherever I go I complain about that. So that cost us 20 per cent of our shareholders in the US because many of them are index investors. So fortunately at the time that money moved to Europe and increased the shareholding.

But we still have the problem. One day it will go away. To put it in context, Chrysler on its American activities would have been number seven in the index -just to give you the size. That is our problem there and we are working on that. Hopefully we wilt get investors who are not following the index line. Then we have the issue of currency translation. We are in the Euro area for whatever dividends we pay. In Europe we pay the highest dividends but translated in dollars you have to cut 20-25 per cent.

FT: You said you were going to spend more time with analysts on this, but that means you'll be spending in the US as well?

SCHREMPP: We have a lady now running, our investor relations section and she has a great reputation in the City [of London]. She was once with Barclays and she's quietly preparing a programme for me, how to do it. Because I guess by going out more and really spending two hours' discussion presenting the case, presenting the numbers, it will make a difference.

FT: And you want to be judged by these investors? What's the 60-second verdict on the transformation?

SCHREMPP: That in the short term we have quite an ability to be in the first quartile of the international motor industry, and secondly medium and tong term we are the best placed motor industry in the world.

I just want to say a last thing. Our stock this morning is E50. About four weeks ago Volkswagen exceeded us, they went to E55. So the headline was: Now Volkswagen stock is valued much higher than DaimlerChrysler. Whoever wrote that did not understand that obviously you take the stock price and multiply it with the number of outstanding stock. In the case of Volkswagen, at the present price it's E23bn. Nobody does that. You know what I do? I do a stock split, one to 10 and then all of a sudden [the headlines will say] Volkswagen is worth 10 times more than we are.
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                                                               Page 11 of 11

FT: But the valuation of DaimlerChrysler is now on the same level of the old Daimler-Benz before the merger. Doesn't it put some pressure on you from inside the company and from the shareholders?

SCHREMPP: I don't need outside pressures. The pressure I put on myself is more than anybody can put on anybody. So I know that we have to move. I just want to put it in perspective. As long as somebody has the background and then eventually makes comments like you make, fair comments, and then say "look the stock performance over the last 12 months was lousy", then I will say yes. And then I say these are the factss, short term, medium term, long term. This is what we're going to do and they buy it. And as I said, I had recently had a short-term problem in telling the story, but I have no medium or long-term problem. But you might be able to help me to get the stock off either by buying or reporting - not the first.

Copyright (C) Financial Times group

Copyright THE FINANCIAL TIMES Limited 2000.